SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

YEARLY REPORT

(From January 1, 2004 to December 31, 2004 )

THIS IS A TRANSLATION OF THE YEARLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
A.	Industry
B.	Company

2.	Information Regarding Shares
A.	Shareholder list
B.	Voting rights
C.	Dividends

3.	Major Products and Materials
A.	Major products
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment
A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales
A.	Sales performance
B.	Sales route and sales method

6.	Employees

7.	Financial Information
A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors & executive officers in 2004

8.	Major Events after December 31, 2004

Attachment:	1. Korean GAAP Annual Non-consolidated Financial Statements
2. U.S. GAAP Annual Consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for the flat panel displays is growing rapidly. There are high entry barriers due to its technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry including ours is being continually increased.

-	The demand for LCD panels for Notebook PC & Monitor has been closely related to the IT industry. The demand for LCD panels for TV is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, the domestic portion has grown due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC LCD, BOE-OT

B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate six fabrication facilities located in Gumi, Korea and three module facilities located in Gumi, Korea and Nanjing, China.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002 to meet the demand for large-size monitors.

-	We started mass production at our 6th generation fab (P6) in August 2004, which provided us with a full line-up of products and which allows us to meet growing customer demand for LCD TV panels in addition to LCD panels for Notebook PC and Monitor, etc.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	2004	2003
Panel for Notebook PC	19.7%	19.9%
Panel for Monitor	22.7%	23.4%
Panel for TV	19.9%	26.0%
Total	21.0%	22.5%

(Source: DisplaySearch Q1 2005)

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered in America, Japan, Europe and China.

(4)	New business and forecast

-	In March 2004, we broke ground for a new TFT-LCD industrial complex in Paju, Korea, and construction of P7 is currently in progress.

-	We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month, using 1,950 x 2,250 mm glass, during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately W5.3 trillion.

(5)	Organization chart

- JRD  : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

2.	Information Regarding Shares

A.	Shareholder List

(1)	Total shares issued : 325,315,700 shares as of Dec. 31, 2004

(2)	Principal shareholders and related parties as of Dec. 31, 2004

				(Unit: share)
Name	End of Dec. 2003	Increase/Decrease	Dec. 31, 2004	Cause of change
LGE	72,500,000 (50%)	72,500,000	145,000,000 (44.57%)	Stock split, etc.
Philips	72,500,000 (50%)	72,500,000	145,000,000 (44.57%)	”

Total	145,000,000 (100%)	145,000,000	290,000,000 (89.14%)

*	The number of shares and the ratio have changed due to a stock split on May 25, 2004 (from (Won)10,000 to (Won)5,000), new share issues of 33,600,000 for our IPO on July 23, 2004, and over-allotment option of 1,715,700 shares exercised on Sep. 8, 2004.

(3)	Shareholders who own 5% or more of our shares as of Dec. 31, 2004

			(Unit: share )
Name	Type of Stock	Number of shares	Ratio
LGE	Common Stock	145,000,000	44.57%
Philips	Common Stock	145,000,000	44.57%
Citibank, N.A. *	ADR	19,143,964	5.88%

Total		309,143,964	95.02%

*	As depositary of the American Depositary Shares

B.	Voting rights as of Dec. 31, 2004

			(Unit: share	)
Description			Number of shares
1.	Shares with voting rights [A-B]		325,315,700
	A.	Total shares issued	325,315,700
	B.	Shares without voting rights	—
2.	Shares with restricted voting rights		—

	Total voting right [1-2]		325,315,700

C.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2004	2003	2002
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	1,655,445	1,019,100	288,792
Earnings per share (Won)	5,420	3,514	996
Retained earning for dividends (Million Won)	2,963,337	1,307,892	288,792
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 won.
(Stock split from par value of 10,000 won to par value of 5,000 won per share as of May ’04)
*	Retained earning for dividends is the amount before dividend is made.
*	Earnings per share was calculated by net income divided by weighted average number of common stock

3.	Major Products and Materials

A.	Major products

(Unit: In billions of won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Commodity/ Product/	TFT-LCD (Overseas)	Notebook, Monitor, TV Applications Panels,etc.	LG.Philips LCD	7,298 (90%)
	Service/ Other Sales	TFT-LCD (Korea*)	Notebook, Monitor, TV Applications Panels,etc.	LG.Philips LCD	782 (10%)

Total					8,080

*	Local export was included.

B.	Average selling price trend of major products

(Unit: In thousands of won)
Description	2004	2003	2002
TFT-LCD panel	315	286	315

*	Half-finished products of cells type sold to LG.Philips LCD, Nanjing are excluded.

(1)	Assumptions for calculations

-	Average annual selling price per panel which is 10” or above

(2)	Major factors contributing to price fluctuation

-	Price change due to fluctuation in market

-	Price change due to change in model mix

C.	Major materials

(Unit: In billions of won)
Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT- LCD	Materials	Back-Light		752.5 (18.5%)	Heesung Electronics Ltd. and etc.
		Glass	LCD Panel Manufacturing	732.6 (18.0%)	Samsung Corning Co., Ltd., NEG, and etc.
		Polarizer		473.0 (11.6%)	LG Chem and etc.
		Others		2,108.3 (51.9%)

Total				4,066.4 (100.0%)

D.	Price trend of major materials

(Unit : Won)
Description	2004	2003	2002
Back-Light	35,800	33,441	36,861
Glass	76,080	57,488	44,280
Polarizer	8,256	7,288	7,571

(1)	Assumption for calculation

-	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

-	Difference between demand and supply, change in size of raw materials and changes in quantity.

-	Continuous cost reduction efforts by key vendors.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2004	2003	2002
TFT-LCD	TFT-LCD	Gumi	6,644	5,280	3,948

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input production capacity

‚	Calculation method

-	Average monthly input capacity for recent three months (4th quarter) × given periods (12 months)

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2004	2003	2002
TFT-LCD	TFT-LCD	Gumi	6,033	4,715	3,218

(2)	Working Ratio

(Unit: Hours)

Business place(area)	Maximum working hours of 2004	Real working hours of 2004	Average working ratio
Gumi (TFT-LCD)	8,784 (24HR. X 366Days)	8,784 (24HR. X 366Days)	100%

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	’04.Q1~	Building/ Machinery, etc.	Capacity Expansion	6,300	700	5,600	—

(2)	Investment Plan

(Unit: In billions of won)

Business area	Project	Expected total investment		Expected yearly investment			Investment effects	Remarks
		Assets	Amount	2005 (1)	2006 (2)	2007 (2)
TFT-LCD	New/ Expansion, etc.	Building/ Machinery, etc.	4,580	4,580	—	—	Capacity Expansion

(1)	Expected investment in 2005 is subject to change depending on market environment, etc.
(2)	CAPEX during 2006 and 2007 cannot be projected due to industry characteristics.

5.	Sales

A.	Sales performance

(Unit: In billions of won)
Business area	Sales types	Items (Market)		2004	2003	2002
TFT-LCD	Products, etc.	LCD	Overseas	7,298	5,053	2,844
			Korea	782	978	674

			Total	8,080	6,031	3,518

B.	Sales route and sales method

(1)	Sales organization

-	Sales departments for Notebook PC sales, Monitor sales, TV sales and applications sales, including sales planning & administration department, under Worldwide Sales EVP.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales activities in overseas countries and provide technical support to customers.

*	There is a production subsidiary in Nanjing, China.

(2)	Sales route

-	LG.Philips LCD HQ & Nanjing subsidiary → Overseas subsidiaries(USA/Europe/Japan /Taiwan /Hong Kong/Shanghai) → System integrators, Branded customers → End users

-	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3)	Sales method and condition

-	Direct sales & sales through overseas subsidiaries

(4)	Sales strategy

-	To secure stable sales to major PC makers and electronic home appliance makers in world market, and to maintain strong leadership in growing and high value added products such as large monitor market, growing LCD TV market, car navigation market, avionics, medical and FA.

-	Sales order from end users to overseas subsidiaries è Information to HQ è Scheduling the production plan è Shipping products to subsidiaries è Sales to end users by overseas subsidiaries.

6. Employees as of Dec. 31, 2004

(Unit : person, year, in millions of won)

Sex	Detail employees				Total Salary	Per capita Salary	Average Service Period
	Official Worker	Line Worker	Others	Total
Male	3,916	3,173	—	7,089	287,303	45	4.1
Female	325	3,261	—	3,586	91,021	31	2.1

Total	4,241	6,434	—	10,675	378,324	41	3.5

*	Director and Executive officers are excluded.

7. Financial Information

A. Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of won)

Description	2004	2003	2002	2001	2000
[Current assets]	2,638,616	1,918,329	806,156	374,198	455,304
☐Quick assets	2,170,617	1,644,838	463,539	189,708	183,259
☐Inventories	467,999	273,491	342,617	184,490	272,045
[Fixed assets]	6,960,077	4,295,753	3,613,748	3,361,220	2,973,535
☐Investments	409,955	203,343	147,832	128,397	63,386
☐Tangible assets	6,366,651	3,874,428	3,210,884	2,937,209	2,584,643
☐Intangible assets	183,471	217,982	255,032	295,614	325,506

Total Assets	9,598,693	6,214,082	4,419,904	3,735,418	3,428,839

[Current liabilities]	1,900,765	2,044,005	1,117,066	904,952	1,204,805
[Non-current liabilities]	1,925,286	1,276,045	1,436,775	1,251,713	263,834

Total Liabilities	3,826,051	3,320,050	2,553,841	2,156,665	1,468,639

[Capital Stock]	1,626,579	1,450,000	1,450,000	1,450,000	1,450,000
[Capital surplus]	1,012,271	—	—	—	—
☐Capital reserve	1,012,271	—	—	—	—
☐Asset revaluation reserve	—	—	—	—	—
[Retained earnings ]	3,091,674	1,436,229	417,129	128,337	509,940
[Capital adjustment]	42,118	7,803	Δ1,066	416	260

Total Shareholder’s equity	5,772,642	2,894,032	1,866,063	1,578,753	1,960,200

Sales revenues	8,079,891	6,031,261	3,518,289	2,386,617	2,389,712
Operating income	1,640,708	1,086,517	215,724	Δ303,646	674,158
Ordinary income	1,683,067	1,009,731	293,249	Δ420,342	496,129
Net income	1,655,445	1,019,100	288,792	Δ381,603	494,768

[Δ is minus(-).]

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B.	R&D Expense

(1) Summary

(Unit: In millions of won)

Account	2004	2003	2002	Remarks
Direct Material Cost	170,051	141,614	77,051
Direct Labor Cost	58,202	14,421	10,480
Depreciation Expense	11,078	6,165	8,722
Others	13,874	9,082	5,502

R&D Expense Total	253,205	171,282	101,755

Accounting Treatment
Selling & Admin. Expenses	43,095	29,708	24,749

Manufacturing Cost	210,110	141,574	77,006

R&D Expense / Sales ratio [Total R&D Expense÷Sales for the period×100]	3.13%	2.84%	2.89%

*	Capex for R&D, Manufacturing Cost for R&D test run, and other R&D related cost are excluded.

(2) R&D achievements

1) Development of 20.1-inch AMOLED

- Joint development of 20.1-inch AMOLED with LG Electronics

- Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2) Development of Copper bus line

- Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3) Development of World’s largest size TFT LCD TV (55W)

- Stitch Lithography and Segmented Circuit Driving to cope with Large-size LCD Panel

- Achievement of High Contrast Ratio and Fast Response Time through new technologies

- Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4) Development of Ultra high resolution product (30W)

- World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

- Achievement of Ultra high resolution (2560x1600 : 101ppi)

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	Apr. 2004	AA-	Korea Investors Service, Inc. (AAA ~ D)
	May. 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	Nov. 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)

Commercial Paper	Apr. 2004	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	May. 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	Nov. 2004	A1	Korea Investors Service, Inc. (A1 ~ D)

D.	Remuneration for directors & executive officers in 2004

Classification	Salary paid	Approved salary at Shareholders Meeting	Per capita average salary paid
CEO (Bon Joon Koo) CFO (Ron H. Wirahadiraksa) Worldwide Sales/EVP (Duke M. Koo)1) Manufacturing/EVP (Ki Seon Park) 1) CTO (Budiman Sastra) 1) Marketing/EVP (Bruce I. Berkoff) 1)	8.08 billion won	13.4 billion won	1.35 billion won
Outside Director (Bart van Halder) Outside Director (Ingoo Han)	45 million won		23 million won

1)	Executive officers who are not BOD members
2)	Special incentive was included.
3)	Company does not pay remuneration to statutory auditors.

8. Major Events after December 31, 2004

(1) Issue of KRW denominated unregistered, non-guaranteed, and unsecured corporate debenture

Class of Bonds	Aggregate Face Value		Issue Date	Maturity Date	Coupon Rate	Method of Principal Repayment
	KRW (in million)
The 14th Debenture	(Won)	400,000	Mar. 21, 2005	Mar. 21, 2010	4.5%	Bullet payment

(2)	Entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd. in Feb. 2005 to establish a glass J/V, Paju Electric Glass, in Paju, Korea.

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2004 and 2003

LG.Philips LCD Co., Ltd.

Index

December 31, 2004 and 2003

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 1 and 14, in July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

January 26, 2005

This report is effective as of January 26, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,274,989	(Won)	449,218
Available-for-sale securities		15		68
Trade accounts and notes receivable, net (Notes 4, 5 and 19)		635,903		1,057,366
Inventories, net (Note 6)		467,999		273,491
Other accounts receivable, net (Notes 4, 5 and 19)		6,690		12,016
Accrued income, net (Note 4)		1,470		283
Advance payments, net (Note 4)		9,793		3,008
Prepaid expenses		27,905		22,431
Prepaid value added tax		80,917		82,332
Others (Note 13)		132,935		18,116

Total current assets		2,638,616		1,918,329

Property, plant and equipment, net (Note 7)		6,366,651		3,874,428
Long-term financial instruments (Note 3)		16		16
Equity method investments (Note 8)		168,039		36,572
Non-current guarantee deposits		19,070		16,564
Long-term other accounts receivable, net (Note 4)		—		166
Long-term prepaid expenses		49,652		35,063
Deferred income tax assets (Note 17)		173,178		114,962
Intangible assets, net (Note 9)		183,471		217,982

Total assets	(Won)	9,598,693	(Won)	6,214,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 10)	(Won)	—	(Won)	62
Trade accounts and notes payable (Notes 5 and 19)		451,755		380,113
Other accounts payable (Note 5 and 19)		978,501		1,014,745
Advances received		53		3,909
Withholdings		4,860		3,991
Accrued expenses (Note 5)		131,735		125,347
Income tax payable (Note 17)		74,581		39,553
Current maturities of debentures and long-term debt (Note 11)		205,139		465,623
Others (Note 13)		54,141		10,662

Total current liabilities		1,900,765		2,044,005

Debentures, net of current maturities and discounts on debentures (Note 11)		1,707,716		1,154,586
Long-term debt, net of current maturities (Note 11)		185,632		100,501
Accrued severance benefits, net (Note 12)		31,938		20,958

Total liabilities		3,826,051		3,320,050

Commitments and contingencies
Shareholders’ equity
Capital stock (Note 14)
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 325 million shares issued and outstanding (2003 : 290 million)		1,626,579		1,450,000
Capital surplus (Note 14)		1,012,271		—
Retained earnings (Note 15)		3,091,674		1,436,229
Capital adjustments (Note 16)		42,118		7,803

Total shareholders’ equity		5,772,642		2,894,032

Total liabilities and shareholders’ equity	(Won)	9,598,693	(Won)	6,214,082

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Years ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)	2004		2003
Sales (Notes 19 and 21)	(Won)	8,079,891	(Won)	6,031,261

Cost of sales (Note 19)		6,196,624		4,751,387

Gross profit		1,883,267		1,279,874

Selling and administrative expenses		242,559		193,357

Operating income		1,640,708		1,086,517

Non-operating income
Interest income		19,496		6,093
Foreign exchange gains (Note 13)		152,781		106,365
Gain on foreign currency translation (Note 13)		155,857		14,427
Gain on valuation of investments using the equity method of accounting (Note 8)		81,627		—
Gain on disposal of property, plant and equipment		4,727		2,113
Reversal of bad debt allowance		—		3,668
Others		11,136		17,327

		425,624		149,993

Non-operating expenses
Interest expenses		49,972		78,850
Foreign exchange losses (Note 13)		244,256		92,915
Loss on foreign currency translation (Note 13)		67,571		23,452
Loss on disposal of property, plant and equipment		3,522		1,156
Loss on disposal of accounts receivable		6,838		5,739
Loss on disposal of available-for-sale securities		25		308
Loss on valuation of investments using the equity method of accounting (Note 8)		—		22,369
Loss on redemption of debentures		—		1,279
Donations		11,080		705
Others		1		6

		383,265		226,779

Income before income taxes		1,683,067		1,009,731

Income tax benefit (expense) (Note 17)		(27,622)		9,369

Net income	(Won)	1,655,445	(Won)	1,019,100

Ordinary income per share (Note 18)	(Won)	5,420	(Won)	3,514

Earnings per share (Note 18)	(Won)	5,420	(Won)	3,514

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of

Retained Earnings years ended December 31, 2004 and 2003

(Date of appropriations : March 23, 2005 and March 19, 2004 for the years ended December 31, 2004 and 2003, respectively)

(in millions of Korean won)	2004		2003
Retained earnings before appropriations
Unappropriated retained earnings carried-over from prior years	(Won)	1,307,892	(Won)	288,792
Net income		1,655,445		1,019,100

		2,963,337		1,307,892
Appropriation of retained earnings		—		—

Unappropriated retained earnings carried forward to the subsequent year	(Won)	2,963,337	(Won)	1,307,892

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from operating activities
Net income	(Won)	1,655,445	(Won)	1,019,100

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,206,674		951,997
Amortization of intangible assets		44,461		43,856
Provision for severance benefits		32,565		19,948
Loss (gain) on foreign currency translation, net		(98,606)		8,816
Loss on disposal of available-for-sale securities		25		308
Loss (gain) on disposal of property, plant and equipment, net		(1,205)		(957)
Loss on redemption of debentures		—		1,279
Amortization of discount on debentures		11,719		11,102
Loss (gain) on valuation of investments using the equity method of accounting		(81,627)		22,369
Others		8,680		6,494

		1,122,686		1,065,212

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		410,219		(713,290)
(Increase) decrease in inventories		(194,508)		69,127
Decrease (increase) in other accounts receivable		5,289		(7,780)
Increase in accrued income		(1,187)		(224)
(Increase) decrease in advance payments		(6,785)		308
Decrease in prepaid expenses		8,004		6,686
Decrease (increase) in prepaid value added tax		1,416		(64,024)
Decrease in other current assets		1,039		7,270
Decrease in long-term other accounts receivable		166		864
Increase in long-term prepaid expenses		(28,070)		(7,809)
Increase in deferred income tax		(58,217)		(49,606)
Increase in trade accounts and notes payable		73,469		161,182
Increase in other accounts payable		29,888		16,632
Decrease in advances received		(3,856)		(22,355)
Increase (decrease) in withholdings		869		(2,613)
Increase in accrued expenses		11,396		66,447
Increase in income taxes payable		35,028		39,553
Decrease in other current liabilities		(23,971)		(125)
Accrued severance benefits transferred from affiliated company		1,130		1,308
Payment of severance benefits		(8,291)		(9,828)
Decrease in severance insurance deposit		(14,500)		(8,705)
Decrease in contribution to national pension fund		76		146

		238,604		(516,836)

Net cash provided by operating activities	(Won)	3,016,735	(Won)	1,567,476

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from investing activities
Proceeds from disposal of long-term financial instruments	(Won)	—	(Won)	3
Acquisition of equity method investments		(63,084)		(21,308)
Acquisition of available-for-sale securities		(225)		(67)
Proceeds from disposal of available for sale securities		253		76
Proceed from non-current guarantee deposits		731		—
Payment of non-current guarantee deposits		(3,238)		(3,782)
Proceeds from disposal of property, plant and equipment		6,092		3,445
Acquisition of property, plant and equipment		(3,771,029)		(1,379,245)
Acquisition of intangible assets		(3,254)		(469)

Net cash used in investing activities		(3,833,754)		(1,401,347)

Cash flows from financing activities
Repayment of short-term borrowings		(62)		(50,571)
Repayment of current maturities of long-term debt		(467,202)		—
Repayment of debentures		—		(496,072)
Issuance of debentures		811,171		670,464
Proceeds from long-term debt		110,033		100,186
Proceeds from issuance of common stock		1,188,850		—

Net cash provided by financing activities		1,642,790		224,007

Net increase in cash and cash equivalents		825,771		390,136

Cash and cash equivalents
Beginning of the year		449,218		59,082

End of the year (Note 22)	(Won)	1,274,989	(Won)	449,218

The accompanying notes are an integral part of these non-consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor- Liquid Crystal Display (“TFT-LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for the consideration of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand.

As of December 31, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Board. As SKFAS No. 2 through No. 9 became applicable to the Company on January 1, 2003, and it adopted these statements in its financial statements for the year ended December 31, 2003.

Further, as SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, it adopted these Standards in its financial statements for the year ended December 31, 2004.

As a result of these changes, (Won)57,487 million of non-operating expense has been reclassified to cost of sales for the year ended December 31, 2004 (2003 : (Won)27,007 million). These changes had no effect on ordinary income or net income.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share of accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over less than 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as described below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electronics and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date ((Won)1,035.6:US$1 as of December 31, 2004; (Won)1,194.3:US$1 as of December 31, 2003), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides a warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Funds Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables are substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carry-forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense computed under applicable tax regulations and the changes in the balances of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized for the carry-forward amount.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2004 and 2003, consist of the following:

(in millions)	Annual interest rate (%) as of December 31, 2004	2004		2003
Cash and cash equivalents
Cash on hand	—	(Won)	7	(Won)	3
Checking accounts	—		122		20
Time deposits	2.8 - 3.4		1,130,869		376,423
Passbook accounts in foreign currency	1.9 - 2.1		143,991		72,772
		US$	(139)	US$	(60)
		JP¥	(43)	JP¥	(63)

			1,274,989		449,218

Long-term financial instruments
Guarantee deposit for checking accounts	0.1 – 0.5		16		16

		(Won)	1,275,005	(Won)	449,234

As of December 31, 2004 and 2003, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Advance payments		9,892		99		—		9,793
Accrued income		1,485		15		—		1,470

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

	2003
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,061,336	(Won)	3,970	(Won)	—	(Won)	1,057,366
Other accounts receivable		12,473		383		74		12,016
Advance payments		3,038		30		—		3,008
Accrued income		286		3		—		283
Long-term other accounts receivable		170		2		2		166

	(Won)	1,077,303	(Won)	4,388	(Won)	76	(Won)	1,072,839

As of December 31, 2004, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)410,824 million (2003: (Won)117,991 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

5.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2004 and 2003, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the accompanying footnotes, are as follows:

	2004			2003
(in millions)	Korean Won equivalent	Foreign currency		Korean Won equivalent	Foreign currency
Trade accounts and notes receivable	(Won)605,500	US$ JP¥ EUR	494 1,264 58	(Won)1,037,591	US$ JP¥ EUR	770 5,443 39
Other accounts receivable	5,922	US$ JP¥ EUR	1 26 3	5,332	US$ JP¥ EUR	4 51 —
Trade accounts and notes payable	168,182	US$ JP¥	61 10,445	187,091	US$ JP¥	43 12,247
Other accounts payable	125,868	US$ JP¥ EUR	13 10,596 4	89,507	US$ JP¥ EUR	12 6,728 1
Accrued expense	14,190	US$	14	18,521	US$	16

6.	Inventories

Inventories as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004		2003
Finished products	(Won)	244,084	(Won)	85,406
Work-in-process		112,538		78,450
Raw materials		108,221		94,912
Supplies		53,133		31,684

		517,976		290,452
Less : Valuation loss		(49,977)		(16,961)

	(Won)	467,999	(Won)	273,491

As of December 31, 2004, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)26,873,073 million (2003: (Won)16,194,946 million). Additionally as of December 31, 2004, the Company insured directors’ and officers’ liabilities insurance up to US$85 million (2003: nil).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

7.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	2,587	(Won)	17,751
Acquisition during the year		23		8,631		2,019		13,607		2,736		3,622
Capitalized interest		55		4,147		—		18,327		—		—
Depreciation		—		(33,670)		(5,824)		(1,110,015)		(1,313)		(9,822)
Disposal		—		(88)		—		(4,766)		—		(3)
Transfer		224,873		337,629		(398)		2,400,498		30		8,571

Balance as of December 31, 2004	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	4,040	(Won)	20,119

Accumulated depreciation	(Won)	—	(Won)	123,929	(Won)	19,985	(Won)	4,255,475	(Won)	3,569	(Won)	43,172

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2004	(Won)	70,708	(Won)	987,709	(Won)	28,521	(Won)	1,529	(Won)	3,874,428
Acquisition during the year		37,106		2,276,579		1,333,467		—		3,677,790
Capitalized interest		—		5,412		4,747		—		32,688
Depreciation		(46,030)		—		—		—		(1,206,674)
Disposal		(28)		—		—		—		(4,885)
Transfer		19,940		(2,336,664)		(662,147)		972		(6,696)

Balance as of December 31, 2004	(Won)	81,696	(Won)	933,036	(Won)	704,588	(Won)	2,501	(Won)	6,366,651

Accumulated depreciation	(Won)	139,789	(Won)	—	(Won)	—	(Won)	—	(Won)	4,585,919

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2003	(Won)	81,451	(Won)	484,731	(Won)	99,462	(Won)	1,539,593	(Won)	1,884	(Won)	18,479
Acquisition during the year		181		2,266		110		18,668		1,546		1,151
Capitalized interest		—		—		—		—		—		—
Depreciation		—		(25,457)		(5,398)		(875,486)		(843)		(8,788)
Disposal		—		—		—		(2,073)		—		(355)
Transfer		7,037		39,579		24,839		1,376,120		—		7,264

Balance as of December 31, 2003	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	2,587	(Won)	17,751

Accumulated depreciation	(Won)	—	(Won)	90,808	(Won)	13,626	(Won)	3,199,798	(Won)	2,403	(Won)	34,117

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2003	(Won)	59,260	(Won)	531,198	(Won)	393,321	(Won)	1,505	(Won)	3,210,884
Acquisition during the year		21,692		1,245,358		319,285		—		1,610,257
Capitalized interest		—		6,947		2,380		—		9,327
Depreciation		(36,025)		—		—		—		(951,997)
Disposal		(60)		—		—		—		(2,488)
Transfer		25,841		(795,794)		(686,465)		24		(1,555)

Balance as of December 31, 2003	(Won)	70,708	(Won)	987,709	(Won)	28,521	(Won)	1,529	(Won)	3,874,428

Accumulated depreciation	(Won)	96,441	(Won)	—	(Won)	—	(Won)	—	(Won)	3,437,193

As of December 31, 2004, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)259,230 million (2003: (Won)76,476 million).

The Company capitalizes the loss(gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. The total of both the capitalized loss(gain) on foreign currency rate changes and interest expenses for the years ended December 31, 2004 were (Won)32,688 million (2003: (Won)9,327 million).

In 2004, net gain on foreign currency translation, arising from foreign currency borrowings, which were deducted from capitalized interest expenses, was (Won)8,597 million. In 2003, net loss on foreign currency translation of (Won)411 million was added to capitalized interest expenses.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

For the year ended December 31, 2004, the effects of capitalized interest expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expense is capitalized				If interest expense is expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	10,952,570	(Won)	4,585,919	(Won)	10,919,882	(Won)	4,583,854	(Won)	32,688	(Won)	2,065

Statement of income

(in millions of Korean won)	If interest expense is capitalized		If interest expense is expensed as incurred		Difference
Depreciation	(Won)	1,206,674	(Won)	1,204,609	(Won)	2,065
Interest expense		49,972		91,257		(41,285)
Foreign currency translation gain		155,857		164,454		8,597
Net income		1,655,445		1,624,822		(30,623)

8.	Equity-method Investments

Equity-method investments, as of December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership(%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD, Germany	960,000		100		1,252		2,262		2,262
LG.Philips LCD, Japan	1,900		100		1,088		4,052		4,052
LG.Philips LCD, Taiwan	11,549,994		100		6,076		10,974		10,974
LG.Philips LCD, Nanjing	—	[1]	100		100,071		140,241		140,241
LG.Philips LCD, Hong Kong	115,000		100		1,736		2,491		2,491
LG.Philips LCD, Shanghai	—	[1]	100		596		886		886

				(Won)	116,901	(Won)	168,039	(Won)	168,039

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership(%)	Acquisition cost		Market or net Asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	6,840	(Won)	6,840
LG.Philips LCD, Germany	960,000		100		1,252		568		568
LG.Philips LCD, Japan	1,900		100		1,088		1,788		1,788
LG.Philips LCD, Taiwan	11,549,994		100		6,076		5,861		5,861
LG.Philips LCD, Nanjing	—	[1]	100		36,987		21,515		21,515
LG.Philips LCD, Hong Kong	115,000		100		1,736		—		—
LG.Philips LCD, Shanghai	—	[1]	100		596		—		—

				(Won)	53,817	(Won)	36,572	(Won)	36,572

[1]	No shares are issued according to the local laws or regulation.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The details of the equity method valuation for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments by equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	1,582	(Won)	—	(Won)	(1,289)	(Won)	7,133
LG.Philips LCD, Germany		568		—		1,875		—		(181)		2,262
LG.Philips LCD, Japan		1,788		—		2,577		—		(313)		4,052
LG.Philips LCD, Taiwan		5,861		—		5,898		—		(785)		10,974
LG.Philips LCD, Nanjing		21,515		63,084		65,537		—		(9,895)		140,241
LG.Philips LCD, Hongkong		—		—		2,843		—		(352)		2,491
LG.Philips LCD, Shanghai		—		—		1,315		—		(429)		886

	(Won)	36,572	(Won)	63,084	(Won)	81,627	(Won)	—	(Won)	(13,244)	(Won)	168,039

	2003
(in millions of Korean won)	Balance as of January 1, 2003		Acquisitions during the period		Gain (loss) on valuation of investments by equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2003
LG.Philips LCD, America	(Won)	8,590	(Won)	—	(Won)	(1,799)	(Won)	—	(Won)	49	(Won)	6,840
LLG.Philips LCD, Germany		1,368		—		(1,189)		—		389		568
LG.Philips LCD, Japan		2,188		—		(639)		—		239		1,788
LG.Philips LCD, Taiwan		6,529		—		(856)		—		188		5,861
LG.Philips LCD, Nanjing		17,818		18,975		(15,518)		—		240		21,515
LG.Philips LCD, Hongkong		—		1,736		(1,770)		—		34		—
LG.Philips LCD, Shanghai		—		596		(598)		—		2		—

	(Won)	36,493	(Won)	21,307	(Won)	(22,369)	(Won)	—	(Won)	1,141	(Won)	36,572

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004 and 2003, elimination of unrealized gains or losses in the valuation of investments by the equity method is as follows:

	2004						2003
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(1,392)	(Won)	—	(Won)	(1,392)	(Won)	(2,433)	(Won)	—	(Won)	(2,433)
LG.Philips LCD, Germany		—		—		—		(2,178)		—		(2,178)
LG.Philips LCD, Japan		—		—		—		(585)		—		(585)
LG.Philips LCD, Taiwan		—		—		—		(2,480)		—		(2,480)
LG.Philips LCD, Nanjing		16,875		(4,538)		12,337		(16,650)		(980)		(17,630)
LG.Philips LCD, Hongkong		(37)		—		(37)		(2,017)		—		(2,017)
LG.Philips LCD, Shanghai		(809)		—		(809)		(945)		—		(945)

	(Won)	14,637	(Won)	(4,538)	(Won)	10,099	(Won)	(27,288)	(Won)	(980)	(Won)	(28,268)

9.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the year		3,269		156		6,461		64		9,950
Amortization		(41,118)		(23)		(855)		(2,465)		(44,461)

Balance as of December 31, 2004	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471

Accumulated amortization	(Won)	243,249	(Won)	56	(Won)	2,412	(Won)	8,468	(Won)	254,185

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2003	(Won)	246,054	(Won)	126	(Won)	2,775	(Won)	6,077	(Won)	255,032
Acquisition during the year		4,783		17		2,006		—		6,806
Amortization		(40,915)		(16)		(494)		(2,431)		(43,856)

Balance as of December 31, 2003	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982

Accumulated amortization	(Won)	202,134	(Won)	34	(Won)	1,557	(Won)	6,003	(Won)	209,728

The Company has classified the amortization as part of manufacturing overhead cost. The total amortization expense for the year ended December 31, 2004 amount to (Won)44,461 million (2003: (Won)43,856 million).

The details of intellectual property rights as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Description	2004		2003		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	172,073	(Won)	209,922	5 years

The Company expensed research and development costs of (Won)253,205 million (2003: (Won)142,188 million) for the year ended December 31, 2004.

For the years ended December 31, 2004 and 2003, the significant expenses, which are expected to have probable future economic benefits but expensed in the period they are incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2004		2003
Training expenses	(Won)	12,319	(Won)	8,009
Advertising expenses		5,391		1,547
Expenses for foreign market expansion		7,377		4,913

	(Won)	25,087	(Won)	14,469

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

10.	Short-Term Borrowings

Short-term borrowings as of December 31, 2004 and 2003, are as follows:

(in millions)

Type of borrowing	Creditor	Annual interest rate (%) as of December 31, 2004	2004		2003
USANCE	—	—	(Won)	—	(Won)	62
				—	JP¥	(6)

			(Won)	—	(Won)	62

11.	Long-Term Debt

Long-term debt as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)
	Annual interest rates (%) as of December 31, 2004
Type of borrowing		2004		2003
Won currency debentures :
Non-guaranteed, payable through 2009	3.5 – 6.0	(Won)	1,350,000	(Won)	1,050,000
Less : Current maturities			—		(300,000)
Discounts on debentures			(33,396)		(24,834)

			1,316,604		725,166

Foreign currency debentures :
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.0		416,311		241,249
Term notes, payable through 2006	3M Libor +1.0		168,803		361,873
Less : Current maturities			(188,997)		(167,202)
Discount on debentures			(5,005)		(6,500)

			391,112		429,420

		(Won)	1,707,716	(Won)	1,154,586

Won currency loans :
General loans	5.9 – 6.1	(Won)	117,800	(Won)	58,700

Foreign currency loans :
General loans	3M Libor+1.0, 6M Libor+1.2		85,955		41,801
Less : Current maturities			(18,123)		—

		(Won)	185,632	(Won)	100,501

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, U.S. dollar debentures amounted to US$565 million (2003: US$ 505 million) and U.S. dollar loans amounted to US$83 million (2003: US$35 million).

Current maturities of long-term debt as of December 31, 2004 and 2003, consist of the following:

(in millions)

Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2004	2004		2003

Long-term debt in Won currency debentures	—	—	(Won)	—	(Won)	300,000
Long-term debt in foreign currency debentures	—	3M Libor + 1.0		188,997		167,202
Long-term debt in foreign currency loans		3M Libor + 1.0		18,123		—
			US$	(200)	US$	(140)
Less : Discounts on debentures				(1,981)		(1,579)

			(Won)	205,139	(Won)	465,623

The aggregate annual maturities of long-term debt outstanding as of December 31, 2004, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the year ending December 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Foreign currency loans		Total
2006	(Won)	200,000	(Won)	29,417	(Won)	188,997	(Won)	18,123	(Won)	436,537
2007		300,000		39,266		207,120		12,427		558,813
2008		250,000		39,267		—		12,427		301,694
2009		600,000		9,850		—		12,427		622,277
2010 and thereafter		—		—		—		12,428		12,428

	(Won)	1,350,000	(Won)	117,800	(Won)	396,117	(Won)	67,832	(Won)	1,931,749

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004		2003
Balance at the beginning of the year	(Won)	56,551	(Won)	43,526
Actual severance payments		(8,291)		(9,828)
Transferred from affiliated company		1,161		1,680
Transferred to affiliated company		(31)		(372)
Provision for severance benefits		32,565		21,545

		81,955		56,551

Cumulative deposits to National Pension Fund		(737)		(813)
Severance insurance deposit		(49,280)		(34,780)

Balance at the end of the year	(Won)	31,938	(Won)	20,958

The severance benefits are funded approximately 60.1% (2003: 61.5%) as of December 31, 2004, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

13.	Commitments and Contingencies

As of December 31, 2004, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2004, the Company has a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank totaling (Won)200,000 million.

As of December 31, 2004, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$865 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$205 million. The related amounts of negotiated foreign currency receivables outstanding as of December 31, 2004, amounted to (Won)410,824 million (2003: (Won)117,991 million).

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. As of December 31, 2004, the Company has trademark license agreements with LG Corporation and Philips Electronics.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co., of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently, the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patent and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., and other claiming patent infringement on rear mountable liquid crystal display devices in United States District of Delaware and Patent country Court in the United Kingdom. The Company filed a complaint against Chunghwa Picture Tubes in American Arbitration Association in connection with the ownership for patent. On May 25, 2004, the Company filed a Complaint for Declaratory Judgment of properly recorded inventorship in United States District Court for the district of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows (in millions):

Contracting party	Selling position		Buying position		Contract foreign exchange rate		Maturity date
HSBC and others	US$	1,408	(Won)	1,577,449	(Won) (Won)	1,038.96:US$1 ~ 1,187.00:US$1	January 14, 2005 - December 11, 2005
BNP Paribas and others	US$	214	JP¥	22,655	JP¥ JP¥	100.89:US$1 ~ 110.11:US$1	January 5, 2005 - June 24, 2005

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)123,585 million and (Won)35 million, respectively. Total unrealized gains and losses of (Won)68,298 million and (Won)35 million, respectively, were charged to current operations for the year ended December 31, 2004, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to (Won)55,287 million, which were incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The hedged forecasted transactions are expected to occur on December 11, 2005, and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be included in the determination of net income within a year from December 31, 2004, is (Won)55,287 million.

For the year ended December 31, 2004, the Company recorded realized exchange gains of (Won)80,306 million (2003: (Won)40,978 million) on foreign currency forward contracts upon settlement, and for year ended December 31, 2004, realized exchange losses amounted to (Won)51,597 million (2003: (Won)16,648 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to Floating Rate Notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows (in millions):

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC	US$	600		—	3M Libor	March 4, 2005 -
		—	(Won)	673,480	2.85 – 3.60%	December 11, 2005

As of December 31, 2004, unrealized losses of (Won)54,107 million were charged to current operations as these contracts did not meet the requirements for hedge accounting for financial statement purposes.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

14.	Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase in the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2004, is 325,315,700 (2003: 290,000,000).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Issuances and other movements in common stock in the years ended December 31, 2004 and 2003 are as follows:

(in millions of Korean won)
Date of Issuance	Type	Par Value		Additional Paid-in Capital
January 1, 2003	Beginning balance	(Won)	1,450,000	(Won)	—
January 1, 2004	Beginning balance		1,450,000		—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)

Balance as of December 31, 2004		(Won)	1,626,579	(Won)	1,012,271

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

15.	Retained Earnings

Retained earnings as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,963,337		1,307,892

	(Won)	3,091,674	(Won)	1,436,229

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax reductions arising from investment and other tax credits. This reserve was not available for dividends until December 11, 2002 when the related law was abolished, and this may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

The Company’s accumulated deficit amounting to (Won)99,819 million was offset against the reserve for business rationalization in accordance with the approval from the shareholders during a meeting in March 2002.

16.	Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Foreign currency translation gain (loss) on the affiliates	(Won)	(13,169)	(Won)	75
Gain on valuation of derivative instruments		55,287		7,728

	(Won)	42,118	(Won)	7,803

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

17.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Current income taxes	(Won)	85,838	(Won)	40,237
Deferred income taxes		(58,216)		(49,606)

Income tax expense (benefit)	(Won)	27,622	(Won)	(9,369)

The income tax effect of temporary differences, including available net operating loss carry-forwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Inventories	(Won)	7,564	(Won)	4,538
Investments		(1,463)		2,900
Accounts receivable		—		1,892
Other current assets		(2,158)		702
Property, plant and equipment		24,631		10,934
Warranty liabilities		2,619		2,660
Others		4,157		(1,178)
Tax credit carry-forward		137,828		92,514

	(Won)	173,178	(Won)	114,962

Available tax credits as of December 31, 2004, amounted to (Won)153,142 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

As of December 31, 2004, the Company’s management concluded that (Won)54,708 million of gain on valuation of investments using the equity method of accounting would not realize within the predictable future period. Accordingly, the Company did not recognize the income tax effect.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The reconciliations from income before income taxes to income for tax purposes for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Income before income taxes	(Won)	1,683,067	(Won)	1,009,731
Loss on valuation of inventories		17,658		(2,835)
Equity method investments		(84,703)		24,577
Allowance for doubtful accounts		—		8,457
Translation on adjustment debit or credit		10,745		1,220
Depreciation		36,285		18,382
Other current assets		(18,880)		15,889
Others		16,782		15,903
Net operating loss carry-forward		—		(163,773)

Taxable income	(Won)	1,660,954	(Won)	927,551

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with Corporate Income Tax Law enacted in December 2004.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rates of the Company for the year ended December 31, 2004, is 1.64% (2003: negative 0.93%).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

18.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Earnings per share for the years ended December 31, 2004 and 2003 are calculated as follows:

(in millions of Korean won, except for per share amount)	2004		2003
Net income as reported on the income statements	(Won)	1,655,445	(Won)	1,019,100
Weighted-average number of common shares outstanding		305,453,440		290,000,000

Earnings per share	(Won)	5,420	(Won)	3,514

Earnings per share for the year ended December 31, 2003, retroactively reflected the effect of the stock split (see Note 14).

The number of common shares outstanding for the year ended December 31, 2003, is not changed, except for retroactively reflected the effect of the stock split, and weighted-average number of common shares outstanding for the year ended December 31, 2004 is calculated as follows:

	Number of Shares	Number of Days Outstanding	Weighted Number of Shares
Beginning number of common shares outstanding	290,000,000	365	105,850,000,000
Issuance of common stock for cash	33,600,000	162	5,443,200,000
Issuance of common stock for cash	1,715,700	115	197,305,500

	325,315,700		111,490,505,500

Weighted average number of common shares outstanding :

111,490,505,500 ÷ 365 = 305,453,440

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

19.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for years ended December 31, 2004 and 2003, and the related account balances outstanding as of December 31, 2004 and 2003, are summarized as follows:

(in millions of Korean won)	Sales [1]		Purchases[1]		Receivables		Payables
LG Electronics Inc.	(Won)	569,235	(Won)	149,466	(Won)	97,614	(Won)	29,799
LG Construction		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG Philips LCD America, Inc.		712,782		17		66,362		—
LG Philips LCD Taiwan Co., Ltd.		1,378,543		13		25,598		—
LG Philips LCD Japan Co., Ltd.		886,785		—		28,232		—
LG Philips LCD Germany GmbH.		962,702		9		106,693		—
LG Philips LCD Nanjing Co., Ltd.		1,731,962		1,260		147,325		217
LG Philips LCD Shanghai Co., Ltd.		778,449		—		73,203		—
LG Philips LCD Hong Kong Co., Ltd.		614,959		—		25,618		—
LG International Japan Co., Ltd.		—		1,431,260		—		144,030
LG International HK Co., Ltd.		49,464		11		7,196		—
LG International America Co., Ltd.		—		168,565		—		12,328
LG International Singapore Co., Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS		—		64,013		—		3,985
Philips		2,395		52,265		2,377		4,744
Others		63,455		148,810		29,752		34,406

2004 Total	(Won)	7,801,905	(Won)	3,453,188	(Won)	609,970	(Won)	669,518

2003 Total	(Won)	5,683,305	(Won)	2,138,351	(Won)	1,041,156	(Won)	797,770

[1]	Includes sales and purchases of property, plant and equipment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

20.	Value Added Information

Value added information for the years ended December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	301,676	(Won)	37,955	(Won)	17,259	(Won)	34,404	(Won)	391,294
Severance benefits		24,023		3,472		1,598		3,472		32,565
Employee fringe benefits		59,109		5,222		2,679		2,270		69,280
Rent		1,670		1,435		402		—		3,507
Depreciation		1,235,532		5,307		7,685		2,611		1,251,135
Taxes and dues		3,870		1,527		151		105		5,653

	(Won)	1,625,880	(Won)	54,918	(Won)	29,774	(Won)	42,862	(Won)	1,753,434

	2003
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	219,008	(Won)	39,347	(Won)	12,010	(Won)	11,530	(Won)	281,895
Severance benefits		16,458		2,429		1,064		1,594		21,545
Employee fringe benefits		35,938		2,348		1,350		367		40,003
Rent		1,054		1,044		382		—		2,480
Depreciation		985,980		3,625		6,165		83		995,853
Taxes and dues		2,662		107		127		60		2,956

	(Won)	1,261,100	(Won)	48,900	(Won)	21,098	(Won)	13,634	(Won)	1,344,732

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

21.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represented more than 90% of total sales.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2004 and 2003.

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2004	(Won)	781,753	(Won)	1,378,545	(Won)	889,412	(Won)	713,320	(Won)	3,168,641	(Won)	1,049,337	(Won)	98,883	(Won)	8,079,891
2003	(Won)	977,916	(Won)	519,993	(Won)	345,661	(Won)	417,489	(Won)	2,826,133	(Won)	637,017	(Won)	307,052	(Won)	6,031,261

22.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	822,288	(Won)	882,839

23.	Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2004, are as follows:

(in millions of Korean won, except per share amount)
Sales	(Won)	1,850,826
Cost of sales		1,841,238
Operating income		(66,551)
Net income		35,421
Earnings per share		109

24.	Approval of Non-Consolidated Financial Statement

The financial statements of the Company were approved at the Board of Director’s meeting on January 24, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

25.	Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2003, have been reclassified to conform to the 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

LG.Philips LCD Co., Ltd.

Consolidated Financial Statements

At December 31, 2003 and 2004

And for the years ended December 31, 2002, 2003, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles, which as described in Note 2, are generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

January 26, 2005

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2003 and 2004

(in millions of Korean won, and thousands of US dollars, except for share data)	2003		2004		(Note 3) 2004
Assets
Current assets
Cash and cash equivalents	(Won)	504,014	(Won)	1,361,239	$1,315,080
Accounts receivable, net
Trade, net		613,029		461,996	446,330
Due from affiliates		541,754		427,914	413,404
Others, net		4,984		64,407	62,223
Inventories		335,921		804,117	776,850
Deferred income taxes		11,617		7,743	7,480
Prepaid expense		23,197		30,233	29,208
Prepaid value added tax		90,085		95,240	92,010
Other current assets		21,695		146,040	141,088

Total current assets		2,146,296		3,398,929	3,283,673

Long-term prepaid expenses		35,063		49,648	47,964
Property, plant and equipment, net		3,974,315		6,563,977	6,341,394
Deferred income taxes		130,654		178,450	172,399
Intangibles, net		29,260		37,435	36,166
Other assets		27,399		34,062	32,906

Total assets	(Won)	6,342,987	(Won)	10,262,501	$9,914,502

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	159,189	(Won)	483,220	$466,834
Current portion of long-term debt		466,486		212,992	205,769
Trade accounts and notes payable
Trade		305,464		490,524	473,890
Due to affiliates		98,058		92,593	89,453
Other accounts payable
Others		323,714		439,210	424,316
Due to affiliates		699,712		576,708	557,152
Accrued expenses		106,608		119,864	115,799
Income taxes payables		41,406		76,812	74,207
Other current liabilities		51,613		82,162	79,378

Total current liabilities		2,252,250		2,574,085	2,486,798

Long-term debt, net of current portion		1,318,581		1,993,151	1,925,564
Accrued severance benefits, net		20,965		31,964	30,880

Total liabilities		3,591,796		4,599,200	4,443,242

Commitments and contingencies (Note 15)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 and 325 million shares at December 31, 2003 and December 31, 2004		1,450,000		1,626,579	1,571,422

Capital Surplus		—		1,001,940	967,964

Retained earnings		1,297,355		3,001,042	2,899,277

Accumulated other comprehensive income		3,836		33,740	32,597

Total stockholders’ equity		2,751,191		5,663,301	5,471,260

Total liabilities and stockholders’ equity	(Won)	6,342,987	(Won)	10,262,501	$9,914,502

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

Years ended December 31, 2002, 2003 and 2004

(in millions of Korean won, and thousands of US dollars, except for share amount)	2002		2003		2004		(Note 3) 2004
Sales

Related parties	(Won)	1,795,011	(Won)	2,749,696	(Won)	3,342,602	$3,229,255
Others		1,771,723		3,348,658		4,982,192	4,813,247

		3,566,734		6,098,354		8,324,794	8,042,502
Cost of sales		3,139,012		4,741,592		6,246,240	6,034,431

Gross profit		427,722		1,356,762		2,078,554	2,008,071

Selling, general and administrative expenses		129,045		234,519		318,449	307,650

Operating income		298,677		1,122,243		1,760,105	1,700,421

Other income (expense)
Interest income		3,603		6,393		19,964	19,287
Interest expense		(62,295)		(83,619)		(58,049)	(56,081)
Foreign exchange gain, net		119,827		15,015		19,125	18,476
Others, net		6,254		1,045		673	650

Total other income (expense)		67,389		(61,166)		(18,287)	(17,668)

Income before income tax expense		366,066		1,061,077		1,741,818	1,682,753

Income tax expense		17,956		54,574		38,131	36,838

Net income	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687	$1,645,915

Net income per common share
Basic	(Won)	1,200	(Won)	3,471	(Won)	5,586	$5.39
Diluted	(Won)	1,200	(Won)	3,471	(Won)	5,586	$5.39

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002, 2003 and 2004

	Common Stock			Capital Surplus
(in millions of Korean won)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation		Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
Balance as of December 31, 2001	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	(57,258)		418	(Won)	1,393,160

Comprehensive income :
Net income									348,110				348,110
Cumulative translation adjustment											(1,486)		(1,486)

Total comprehensive income													346,624

Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive income :
Net income									1,006,503				1,006,503
Cumulative translation adjustment											1,198		1,198
Net unrealized gains on derivative, net of tax											3,706		3,706

Total comprehensive income													1,011,407

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock	35,315,700		176,579		1,012,271								1,188,850
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							1,592						1,592
Comprehensive income :
Net income									1,703,687				1,703,687
Cumulative translation adjustment											(13,249)		(13,249)
Net unrealized gains on derivative, net of tax											43,153		43,153
Total comprehensive income													1,733,591

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

				Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
(in thousands of US dollars) (Note 3)	Common Stock			Additional Paid-In Capital		Unearned Compensation
	Shares	Amount
Balance as of December 31, 2003	290,000,000		$1,400,831		$—		$—		$1,253,362		$3,706		$2,657,899

Issuance of Common Stock	35,315,700		170,591		977,945								1,148,536
Unearned Compensation							(11,519)						(11,519)
Stock compensation expense							1,538						1,538
Comprehensive income :
Net income									1,645,915				1,645,915
Cumulative translation adjustment											(12,800)		(12,800)
Net unrealized gains on derivative, net of tax											41,691		41,691

Total comprehensive income													1,674,806

Balance as of December 31, 2004	325,315,700		$1,571,422		$977,945		$(9,981)		$2,899,277		$32,597		$5,471,260

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

(in millions of Korean won, and thousands of US dollars)	2002		2003		2004		(Note 3) 2004
Net income	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687	$1,645,915

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		948,789		956,997		1,224,118	1,182,608
Provision for severance benefits		15,429		19,950		32,584	31,479
Foreign exchange loss (gain), net		(78,871)		3,805		(101,776)	(98,325)
Amortization of intangible assets		4,935		5,406		6,405	6,188
Loss on extinguishment of long-term debt		—		1,279		—	—
Loss on disposal of property, plant and equipment		2,268		36		3,281	3,170
Amortization of debt issuance cost		3,969		4,222		4,453	4,302
Decrease (increase) in deferred income taxes assets, net		16,645		11,786		(43,923)	(42,434)
Others, net		2,460		16,812		(4,365)	(4,217)

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(156,185)		(607,480)		204,970	198,020
(Increase) decrease in inventories		(146,544)		62,288		(468,196)	(452,319)
(Increase) decrease in prepaid expense		(17,786)		6,554		6,443	6,225
(Increase) in prepaid value added tax		(13,654)		(69,533)		(5,155)	(4,980)
(Increase) decrease in other current assets		(3,092)		9,552		(63,493)	(61,340)
Increase in trade accounts and notes payable		86,022		152,743		181,421	175,269
Increase in other accounts payable		57,645		14,286		58,625	56,637
Increase in accrued expenses		1,549		66,472		13,635	13,173
(Decrease) increase in other current liabilities		(18,335)		10,161		(9,773)	(9,442)

Net cash provided by operating activities		1,053,354		1,671,839		2,742,941	2,649,929

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(813,056)		(1,186,909)		(2,346,297)	(2,266,735)
Purchase from others		(303,885)		(251,321)		(1,539,353)	(1,487,154)
Proceeds from sales of property, plant and equipment		311		3,450		6,156	5,947
Acquisition of intangible assets		(176)		(5,204)		(7,884)	(7,617)
Others, net		(9,268)		(12,715)		(5,380)	(5,196)

Net cash used in investing activities		(1,126,074)		(1,452,699)		(3,892,758)	(3,760,755)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		(38,647)		(114,878)		324,032	313,044
Proceeds from issuance of long-term debt		283,740		832,573		968,802	935,950
Repayment on long-term debt		(144,242)		(496,072)		(467,202)	(451,359)
Repayment of capital lease obligation		(9,547)		—		—	—
Payment of debt issuance cost		(915)		(6,846)		(5,716)	(5,522)
Proceeds from issuance of common stock		—		—		1,229,133	1,187,453
Payment of stock issuance cost		—		—		(40,283)	(38,917)

Net cash provided by financing activities		90,389		214,777		2,008,766	1,940,649

Effect of exchange rate changes on cash and cash equivalents		(107)		(209)		(1,724)	(1,666)

Net increase in cash and cash equivalents		17,562		433,708		857,225	828,157

Cash and cash equivalents:
Beginning of year		52,744		70,306		504,014	486,923

End of year	(Won)	70,306	(Won)	504,014	(Won)	1,361,239	$1,315,080

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

1. Organization and Nature of Business

LG.Philips LCD Co., Ltd. is a manufacturer and supplier of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. (“LPL”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

Formation

LG. Philips LCD Co., Ltd. was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd. and until December 31, 1998 was entirely devoted to the development and marketing of software.

As part of a restructuring of the LG Group of companies, LG Soft, Ltd. changed its name to LG LCD Co., Ltd. in November 1998 and subsequently in December 1998, LG LCD Co., Ltd. acquired the assets and liabilities of the TFT-LCD businesses of LG Electronics Inc. (“LGE”) and LG Semicon Inc. (“LGS”). The transfer of assets and liabilities from LGE to LG LCD Co., Ltd. was recorded at historical book values as LG LCD Co. Ltd. was a 100% owned subsidiary of LGE. The assets and liabilities of LGS were transferred to LG LCD Co. Ltd. at fair value based on an independent valuation.

On July 26th, 1999, Koninklijke Philips Electronics N.V. (“Philips”) and LGE entered into a joint venture agreement. Effective August 27, 1999 LG LCD Co., Ltd. changed its name to LG. Philips LCD Co., Ltd. and on August 31, 1999 LG.Philips LCD Co., Ltd. issued a total of 145,000,000 previously unissued shares of common stock to Philips in exchange for a contribution of approximately (Won)1,127,000 million to LGE and (Won)725,000 million directly to the Company.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand ((Won)871,753 million). In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand ((Won)59,300 million).

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

As of December 31, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

The Company’s subsidiaries are as follow:

		Percentage of Ownership (%)
Subsidiaries	Country of Incorporation	2002	2003	2004
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	—	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	—	100	100

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. and its majority-owned subsidiaries. All significant intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectable accounts receivables, warranty accrual and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiary in Nanjing, China are measured using the Chinese Renminbi as its functional currency, the other overseas subsidiaries use the US dollar, and the Korean parent company uses the Korean Won as its functional currency. The financial statements of these subsidiaries are translated to Korean Won using the current exchange rate method. All the assets and liabilities are translated to Korean Won at the end-of-period exchange rates. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in other comprehensive income of stockholders’ equity. Foreign currency transaction gains and losses are included as a component of other income (expense).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Accounts Receivable Securitization

The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The Company accounts for the program under the FASB’s Statement of Financial Accounting Standards No.140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The gain or loss on sales of receivables is determined at the date of transfer based upon the relative fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts receivable based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market, with cost being determined on an average-cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

Lease Transactions

Assets leased under capital leases are recorded at cost as property, plant and equipment and depreciated on a straight-line method over their estimated useful lives. In addition, aggregate lease payments are recorded as obligations under capital leases, net of accrued interest as determined by the total lease payments in excess of the cost of the leased machinery and equipment. Accrued interest is amortized over the lease period using the effective- interest rate method.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Tools, furniture and fixtures acquired under operating lease agreements are not included in property, plant and equipment. Rather, the related lease rentals are charged to expense when incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Buildings	20 ~ 40 years
Machinery, equipment and vehicles	4 ~ 8 years
Tools, furniture and fixtures	3 ~ 5 years

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)71,742 million, (Won)91,524 million and (Won)95,553 million for the years ended December 31, 2002, 2003 and 2004, respectively, of which, approximately (Won)9,447 million, (Won)7,905 million and (Won)37,504 million, respectively, was capitalized.

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for the industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based on the net change in the accrued severance benefits payable at the balance sheet date, plus the actual payments made during the year.

The contributions to the national pension fund made under the National Pension Plan and the severance insurance deposit are deducted from accrued severance benefit liabilities. Contributed amounts are refunded from the National Pension Plan and the insurance company to employees on their retirement.

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when : i) persuasive evidence of an arrangement exists, ii) delivery has occurred to the customers, iii) the sales price to the customer is fixed or determinable and iv) collectibility is reasonably assured.

The Company generally enters into long term formal master sales agreements with its significant customers. Under the terms of these agreements, the Company does not offer any form of price protection or a returns policy, however the Company provides basic limited warranties with its products.

For domestic customers, title transfer of the Company’s product and risk of loss generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized. For overseas customers, the Company dispatches goods by common carrier, whereby risk of loss and the transfer of title to the customer occurs at the point of shipping and these revenues are recognized as the goods are shipped.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)117,613 million, (Won)171,387 million and (Won)255,327 million during the years ended December 31, 2002, 2003 and 2004, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)11,685 million, (Won)8,987 million and (Won)11,078 million for the years ended December 31, 2002, 2003 and 2004, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2002, 2003 and 2004, amounted to (Won)29,412 million, (Won)66,900 million and (Won)94,559 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 amounted to (Won)3,656 million, (Won)1,697 million and (Won)5,524 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the amount carried forward.

Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities in the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a cash flow hedge.

At the time the company designates a hedging relationship, it defines the method it will use to assess the hedge’s effectiveness in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted transaction. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

The derivatives designated as cash flow hedges include foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow from expected transactions in foreign currency.

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

The derivatives designated for trading comprise cross-currency swap contracts and foreign exchange forward contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss).

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

Warranty Reserve

The Company records warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, the Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of cash and cash equivalents, time deposits, trade and notes receivable, short-term borrowings, notes and accounts payable and accrued and other liabilities, approximate fair value, due to their short term maturities. The Company estimates the fair values of its long-term debt, including the current portion, based on either the market value or the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities. The fair values of derivative instruments are estimated based on market quotations.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised), “Share Based Payment”, that requires companies to expense the value of employee stock options and similar awards for interim and annual periods beginning after June 15, 2005 and applies to all outstanding and unvested stock-based awards at a company’s adoption date. The Company is evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,035.1 : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4. Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2003		2004
Trade	(Won)	624,668	(Won)	465,066
Due from LG group companies and Philips affiliates		541,754		427,914
Others		5,377		64,755

		1,171,799		957,735
Allowance for doubtful accounts		(12,032)		(3,418)

	(Won)	1,159,767	(Won)	954,317

Trade accounts pledged as collateral related to short-term borrowings as of December 31, 2003 amounted to approximately (Won)15,150 million (US$12,686 thousand).

Trade bills to overseas subsidiaries negotiated through banks but not yet matured, which were recorded as short-term borrowings as of December 31, 2003 and 2004 amounted to approximately (Won)102,841 million (US$86,109 thousand) and (Won)410,824 million (US$369,339 thousand and JP¥2,808,387 thousand), respectively.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US$300 million in eligible accounts receivables of four subsidiaries, including LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively, which are consolidated by ABN AMRO Bank. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2004, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)305,203 million, of which the Company’s subordinated retained interest was (Won)59,324 million. Accordingly, (Won)245,879 million of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2004. Losses recognized on the sale of accounts receivable totaled approximately (Won)3,906 million in the year ended December 31, 2004. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 65 days and (2) a discount rate of 4.11 % per annum. At December 31, 2004, this retained interest is included in the accounts receivables balance reflected in the consolidated balance sheet, at fair value of the Company’s retained interest, which approximates book value due to a short average collection cycle for such accounts receivables and the Company’s collection history.

5. Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2003		2004
Finished products	(Won)	122,263	(Won)	511,008
Work in process		88,744		124,356
Raw materials		124,914		168,753

	(Won)	335,921	(Won)	804,117

6. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the year ended December 31, 2002, there were no derivatives designated as cash flow hedges, and during the years ended December 31, 2003 and 2004, five and thirteen foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2003 and 2004, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)4,352 million and (Won)55,287 million, were recorded in other comprehensive income. The deferred gains of (Won)55,287 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the years ended December 31, 2002, 2003 and 2004, the Company recorded realized exchange gains of (Won)37,446 million, (Won)40,978 million and (Won)80,306 million and realized exchange losses of (Won)7,753 million, (Won)16,648 million and (Won)51,597million, respectively, on derivative contracts designated for trading upon settlement.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

In addition, for the years ended December 31, 2002, 2003 and 2004, the Company recorded unrealized gains of (Won)11,289 million, (Won)9,314 million and (Won)68,298 million and unrealized losses of (Won)125 million, (Won)10,662 million and (Won)54,142 million, respectively, relating to these derivative contracts designated for trading.

7. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31 :

(in millions of Korean won)	2003		2004
Land	(Won)	87,130	(Won)	313,053
Buildings		826,063		1,216,471
Machinery, equipment and vehicles		5,404,314		7,822,364
Tools, furniture and fixtures		258,647		335,180
Machinery-in-transit		30,523		705,906
Construction-in-progress		992,661		956,642

		7,599,338		11,349,616
Accumulated depreciation		(3,625,023)		(4,785,639)

Property, plant and equipment, net	(Won)	3,974,315	(Won)	6,563,977

Operating Leases

Rental expenses of certain machinery and equipment held under operating leases for the years ended December 31, 2002, 2003 and 2004 were (Won)780 million, (Won)673 million and (Won)1,304 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	1,406
2006		1,000
2007		122
2008		25
2009		—

Total minimum future rentals	(Won)	2,553

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

8.	Intangible Assets

Intangible assets comprised the following at December 31:

	2003
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	24,641	(Won)	14,384	(Won)	5,844	(Won)	683	(Won)	45,552
Accumulated amortization		(7,937)		(6,243)		(1,557)		(555)		(16,292)

Intangible assets, net	(Won)	16,704	(Won)	8,141	(Won)	4,287	(Won)	128	(Won)	29,260

	2004
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	27,909	(Won)	19,080	(Won)	12,305	(Won)	838	(Won)	60,132
Accumulated amortization		(10,412)		(9,295)		(2,412)		(578)		(22,697)

Intangible assets, net	(Won)	17,497	(Won)	9,785	(Won)	9,893	(Won)	260	(Won)	37,435

Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to (Won)4,935 million, (Won)5,406 million and (Won)6,405 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	6,393
2006		5,092
2007		5,092
2008		5,092
2009		4,329

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

9. Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2003		2004
Loans, principally from banks:
with weighted-average interest rate of 1.80%	(Won)	159,189	(Won)	—
with weighted-average interest rate of 3.40%		—		483,220

	(Won)	159,189	(Won)	483,220

10. Long-Term Debt

Long-term debt comprise the following at December 31:

(in millions of Korean won)	2003		2004
Won denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	58,700	(Won)	58,700
Unsecured loans, representing obligation principally to banks:
Due 2006 to 2009 with interest rate of 6.1% per annum		—		59,100
Unsecured bond with interest rate ranging from 5.0% to 7.0%, due 2004 to 2008, net of unamortized discount		1,026,367		—
Unsecured bond with interest rate ranging from 3.5 % to 6.0%, due 2006 to 2009, net of unamortized discount		—		1,320,317

		1,085,067		1,438,117

U.S. Dollar denominated Loans :

Unsecured loans, representing obligations principally to banks:
Due 2005 to 2008 with interest rate ranging from 1.6% to 1.9% per annum		40,647		—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2009 with interest ranging from 3.2% to 3.3% per annum		—		78,706
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.2% per annum		41,801		—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.0% per annum		—		36,246
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2010 with interest rate of 6M Lobor+1.2% per annum		—		49,709
Unsecured bond with interest rate of 6M Libor +1.1%, due 2004, net of unamortized discount		167,202		—
Unsecured bond with interest rate of 3M Libor+1.2%, due 2005 to 2006		241,249		—
Unsecured bond with interest rate of 3M Libor+1.0%, due 2005 to 2006		—		209,191
Unsecured Term Notes with interest rate of 3M Libor+1.2%, due 2005 to 2006		194,671		—

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

(in millions of Korean won)	2003		2004
Unsecured Term Notes with interest rate of 3M Libor+1.0%, due 2005 to 2006		—		168,803
Unsecured bond with interest rate of 3M Lobor+0.6%, due 2007		—		207,120

		685,570		749,775

Chinese Renminbi denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 5.0% per annum		14,430		—
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.0% to 5.5% per annum		—		18,251

Less : Current portion		(466,486)		(212,992)

	(Won)	1,318,581	(Won)	1,993,151

Unsecured long-term debts are subject to various restrictive covenants. Typically, these covenants include restrictions on the debt to equity ratio, debt coverage ratio, interest coverage ratio, total debt limits, earnings before interest, tax and depreciation requirements and other similar financial ratios. The Company was in compliance with these financial covenants during all periods presented.

The aggregate annual maturities of long-term debt outstanding as of December 31, 2004 were as follows:

(in millions of Korean won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi denominated Loans		Total
For the years ending December 31,
2006	(Won)	229,417	(Won)	218,864	(Won)	—	(Won)	448,281
2007		339,266		231,291		—		570,557
2008		289,267		42,439		18,251		349,957
2009		609,850		31,762		—		641,612
2010		—		12,427		—		12,427

	(Won)	1,467,800	(Won)	536,783	(Won)	18,251	(Won)	2,022,834

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

11. Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2003		2004
Balance at beginning of year	(Won)	43,532	(Won)	56,558
Provisions for severance benefits		21,544		32,584
Transferred from affiliated companies		1,680		1,130
Actual severance payments		(10,198)		(8,291)

		56,558		81,981

Cumulative Deposits to National Pension Fund		(813)		(737)
Balance of the severance insurance deposits		(34,780)		(49,280)

Balance at end of year	(Won)	20,965	(Won)	31,964

The severance benefits are funded approximately 61% and 60% as of December 31, 2003 and 2004, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., Lucky Life Insurance Co., Ltd. and Daehan Life Insurance Co., Ltd. for the years ended December 31, 2003 and 2004 and these deposits accumulated interest at an average rate of 4.8% and 4.3%, for Kyobo Life Insurance Co., Ltd., 4.4% and 4.3%, for Lucky Life Insurance Co., Ltd. and 4.8% and 4.3%, for Daehan Life Insurance Co., Ltd. for the years ended December 31, 2003 and 2004, respectively.

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2005	(Won)	—
2006		—
2007		115
2008		86
2009		49
2010		202
2011		813
2012		1,763
2013		2,052
2014		2,930

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

12. Income Taxes

Income before income taxes and tax provision comprises the following :

(in millions of Korean won)	2002		2003		2004
Income before income taxes :
Domestic	(Won)	360,083	(Won)	1,051,579	(Won)	1,693,182
Foreign subsidiaries		5,983		9,498		48,636

	(Won)	366,066	(Won)	1,061,077	(Won)	1,741,818

Income taxes-Current :
Domestic	(Won)	—	(Won)	40,238	(Won)	85,838
Foreign subsidiaries		1,312		3,196		3,997

		1,312		43,434		89,835

Income taxes-Deferred :
Domestic		15,285		12,022		(52,583)
Foreign subsidiaries		1,359		(882)		879

		16,644		11,140		(51,704)

Total income taxes	(Won)	17,956	(Won)	54,574	(Won)	38,131

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2004 are as follows:

(in millions of Korean won)	2003		2004
Current deferred income tax asset
Accounts receivable	(Won)	5,701	(Won)	2,170
Inventories		7,809		6,976
Others		(1,247)		7,024

Net deferred income tax assets, including other comprehensive income related deferred tax asset		12,263		16,170
Less : Other comprehensive income related deferred tax assets		(646)		(8,427)

Current deferred income tax asset	(Won)	11,617	(Won)	7,743

Non-Current
Intangible asset	(Won)	34,462	(Won)	30,179
Tax credit carryforward		92,514		137,828
Long term loan and debenture		(1,768)		(706)
Property, plant and equipment		2,726		11,857
Others		2,720		(708)

Non-Current deferred income tax asset	(Won)	130,654	(Won)	178,450

As of December 31, 2004, the Company has available unused investment tax credits of (Won)137,828 million, which may be applied against future income tax amounts through 2009.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2003 and 2004.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2002, 2003 and 2004 are as follows:

(in millions, except for per share amount)	2002		2003		2004
Benefit from tax exemption	(Won)	54,361	(Won)	153,587	(Won)	239,605
Weighted-average number of common shares outstanding		290		290		305

Effect per share (Korean Won)	(Won)	187	(Won)	529	(Won)	785

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003. Accordingly, deferred income taxes as of December 31, 2003 and 2004 were calculated based on the enacted rate of 27.5%.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2002, 2003 and 2004 as follows:

(in millions of Korean won)	2002		2003		2004
Taxes at Korean statutory tax rate	(Won)	108,721	(Won)	315,140	(Won)	517,320
Income tax exemption		(54,361)		(153,587)		(239,605)
Income tax credits		(38,793)		(109,706)		(224,687)
Change in foreigner’s equity interest		—		—		(17,957)
Foreign tax differential		1,782		376		1,815
Nondeductible items		299		277		523
Change in statutory tax rate		—		1,610		—
Others		308		464		722

Total income tax provision	(Won)	17,956	(Won)	54,574	(Won)	38,131

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

13. Stockholder’s Equity

Common Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of December 31, 2003 and 2004 are 290,000,000 and 325,315,700, respectively. These financial statements retroactively reflect the impact of the stock split.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands.

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facilities in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2004, the Company recorded compensation expense of (Won)1,592 million.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2003		2004
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		—		—
Unappropriated retained earnings :		1,237,269		2,940,956

	(Won)	1,297,355	(Won)	3,001,042

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve an amount equal to a minimum of 10% of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

Pursuant to the Special Tax Treatment Control Law, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law was amended and this reserve is available for payment of cash dividends

14. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company does not have any potentially dilutive common shares. Therefore, earnings per share is the same as diluted earnings per share.

Earnings per share for the years ended December 31, 2002, 2003 and 2004 is calculated as follows:

(In millions, except for per share amount)	2002		2003		2004
Net income as reported on the income statements	(Won)	348,110	(Won)	1,006,503	(Won)	1,703,687
Weighted-average number of common shares outstanding[1]		290		290		305

Earnings per share	(Won)	1,200	(Won)	3,471	(Won)	5,586

[1]	For the year ended December 31, 2004, 35,316 thousand shares of common stock upon the issuance were included in the computation of weighted-average number of common shares outstanding.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

15. Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On May 25, 2004, the Company filed a Complaint for Declaratory Judgement of properly recorded inventorship in the United States District Court for the District of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

During 2002, the Company reached an agreement to settle an outstanding lawsuit, relating to the misuse of one of the Company’s patents, resulting in the recognition of a gain of (Won)4,647 million.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company is entering into formal master agreements.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank amounting to (Won)200,000 million, at December 31, 2004. The Company has a zero balance with respect to these facilities at December 31, 2004.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US$10,000,000 with Comerica bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Germany GmbH are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and GBP4 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)23,483 million, (Won)38,969 million and (Won)43,726 million in the year ended December 31, 2002, 2003 and 2004, respectively.

16. Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

	2003
(in millions of Korean won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	1,785,067	(Won)	1,698,579
Derivative instruments		3,165		3,004		3,004

	2004
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	2,206,143	(Won)	2,191,857
Derivative instruments		72,696		69,443		69,443

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

17. Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2002, 2003 and 2004 are summarized as follows:

	2002
(in millions of Korean won)	Sales		Purchases (*)
LG Electronics Inc.	(Won)	495,904	(Won)	54,931
Philips affiliates		140,534		25,433
LG Engineering & Construction Corp.		—		230,097
LG Chem Ltd.		—		108,694
LG International Japan Ltd.		409,971		623,618
LG International HK Ltd.		457,112		—
LG MRO Co., Ltd.		195,382		8,347
LG International Singapore Ltd.		96,108		—
LG International America, Inc.		—		116,762
LG Micron Ltd.		—		28,872
Others		—		117,994

2002 Total	(Won)	1,795,011	(Won)	1,314,748

	2003
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,408,956	(Won)	66,013	(Won)	265,494	(Won)	23,185
Philips affiliates		603,603		37,144		167,355		1,926
LG Engineering & Construction Corp.		—		733,966		—		509,510
LG Chem Ltd.		—		243,764		—		31,710
LG International Japan Ltd.		247,619		714,648		43,131		125,152
LG International HK Ltd.		190,602		—		10,834		—
LG International America, Inc.		—		53,573		—		9,513
LG International Singapore Ltd.		171,391		—		50,168		—
LG MRO Co., Ltd.		118,689		31,595		—		8,847
LG Micron Ltd.		—		62,077		—		25,593
LG CNS Co., Ltd.		—		51,220		—		17,127
Others		8,836		144,351		4,772		45,207

2003 Total	(Won)	2,749,696	(Won)	2,138,351	(Won)	541,754	(Won)	797,770

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

	2004
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,607,066	(Won)	149,466	(Won)	225,342	(Won)	29,799
Philips affiliates		1,210,946		52,265		163,762		4,744
LG Engineering & Construction Corp.		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG International Japan Ltd.		128,718		1,431,260		10,734		144,030
LG International HK Ltd.		281,242		11		7,196		—
LG International America, Inc.		—		168,565		—		12,328
LG International Singapore Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS Co., Ltd.		—		64,013		—		3,985
Others		63,456		148,810		20,880		34,406

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

[1]	Includes purchases of property, plant and equipment.
[2]	Includes advances received.

18. Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2002, 2003 and 2004. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean won)	2002		2003		2004
Revenue from external customers:
Republic of Korea	(Won)	657,302	(Won)	977,916	(Won)	890,194
Asia		2,248,357		3,769,626		5,672,782
America		425,299		576,846		752,971
Europe		204,862		751,889		1,008,645
Others		30,914		22,077		202

Total	(Won)	3,566,734	(Won)	6,098,354	(Won)	8,324,794

Property, Plant, and Equipment:
Republic of Korea			(Won)	3,901,337	(Won)	6,402,446
Asia				72,710		160,761
Others				268		770

Total			(Won)	3,974,315	(Won)	6,563,977

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

During the years ended December 31, 2002, 2003 and 2004, the Company’s revenue from its three largest customers accounted for 34.8%, 41.1% and 42.9% of total revenue respectively. Sales to A Company constituted 12.4%, 13.4% and 12.5% of total revenue, for the years ended December 31, 2002, 2003 and 2004, respectively. And sales to B Company constituted 12.1%, 18.1% and 16.8% of total revenue, for the years ended December 31, 2002, 2003, and 2004, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2002, 2003 and 2004.

By Product

(in millions of Korean won)	2002		2003		2004
Panels for:
Notebook computers	(Won)	1,286,890	(Won)	1,738,994	(Won)	2,119,116
Desktop monitors		2,026,597		3,517,491		4,662,079
TFT-LCD televisions		135,682		685,925		1,162,762
Others		117,565		155,944		380,837

Total	(Won)	3,566,734	(Won)	6,098,354	(Won)	8,324,794

19. Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2002, 2003 and 2004 is as follows:

(in millions of Korean won)	2002		2003		2004
Cash paid during the year for:
Interest	(Won)	69,651	(Won)	75,970	(Won)	93,621
Income taxes		1,441		2,827		41,406
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		653,421		882,839		822,288

LG. Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2002:
Allowance for doubtful accounts	(Won)	6,207	(Won)	4,913	(Won)	( — )	(Won)	11,120

Year ended December 31, 2003:
Allowance for doubtful accounts	(Won)	11,120	(Won)	974	(Won)	(62)	(Won)	12,032

Year ended December 31, 2004:
Allowance for doubtful accounts	(Won)	12,032	(Won)	(8,614)	(Won)	( — )	(Won)	3,418

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2002:
Reserve for warranty liabilities	(Won)	12,903	(Won)	7,919	(Won)	(7,537)	(Won)	13,285

Year ended December 31, 2003:
Reserve for warranty liabilities	(Won)	13,285	(Won)	18,694	(Won)	(12,199)	(Won)	19,780

Year ended December 31, 2004:
Reserve for warranty liabilities	(Won)	19,780	(Won)	13,909	(Won)	(14,472)	(Won)	19,217

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 1, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer